UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number 001-42370

Mega Matrix Inc.

(Exact name of registrant as specified in its charter)

88 Market Street, Level 21

CapitaSpring

Singapore 048948

+65 6914 9808

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Exhibit Index

Exhibit No.	Exhibit Description
99.1	Press Release - Mega Matrix Inc. Signs MOU with 9Yards Cinema Production to Establish A $100m Investment Fund for Global Short Drama and Pan-Entertainment Sector

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mega Matrix Inc.

Date: November 21, 2024	By:	/s/ Yucheng Hu
		Name:	Yucheng Hu
		Title:	Chairman

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